EXHIBIT 3.1

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
 U.S. GEOTHERMAL INC.
Adopted in accordance with the provisions
of Section 242 of the General Corporation
 Law of the State of Delaware
U.S. Geothermal Inc., (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, by its duly authorized officer, does hereby certify:
FIRST: That the Board of Directors of the Corporation has duly adopted resolutions (i) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware an amendment of the Corporation’s Certificate of Incorporation to reclassify, change, and convert each six (6) shares of the Corporation’s common stock, par value $0.001 per share (“Common Stock”), issued and outstanding or held in treasury into one (1) share of Common Stock, par value $0.001 per share; (ii) declaring such amendment to be advisable and (iii) directing that such amendment be considered at the Annual Meeting of Shareholders held on September 30, 2016.
SECOND: That, effective as of 5:00 p.m. Mountain Time on November 9, 2016, the Certificate of Incorporation is hereby amended by adding a new paragraph after the first paragraph of Article VII to read as follows:
“Each six (6) shares of the common stock, par value $0.001 per share, of the Corporation issued and outstanding or held in treasury as of 5:00 p.m. Mountain Time on November 9, 2016 (the "Effective Time") shall be reclassified as and changed into one (1) share of common stock, par value $0.001 per share, of the Corporation, without any action by the holders thereof. Each stockholder who, immediately prior to the Effective Time, owns a number of shares of common stock which is not evenly divisible by six (6) shall, with respect to such fractional interest, be entitled to receive from the Corporation cash in an amount equal to the product obtained by multiplying (i) the closing sale price of the common stock as last reported on the NYSE MKT LLC immediately prior to the Effective Time by (ii) the number of shares of common stock held by the stockholder that would otherwise have been exchanged for the fractional share interest.”
THIRD: That, in accordance with the provisions of the Delaware General Corporation Law, the holders of a majority of the outstanding Common Stock of the Corporation entitled to vote thereon affirmatively voted in favor of the amendment at the Annual Meeting of Shareholders held on September 30, 2016.
FOURTH: That the amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law by the Board of Directors and stockholders of the Corporation.
* * *

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be executed by Kerry D. Hawkley, its Chief Financial Officer, this 9th day of November, 2016.

U.S. GEOTHERMAL, INC. By: /s/ Kerry D. Hawkley Kerry D. Hawkley Chief FInancial Officer